January 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Ada Sarmento Tim Buchmiller
Re:	Longview Acquisition Corp. Registration Statement on Form S-4

Filed November 27, 2020

File No. 333-250995

Ladies and Gentlemen:

On behalf of Longview Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 24, 2020 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4

Risk Factors, page 46

1.	Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the merger.

Response to Comment 1:

The Company advises the Staff that page 59 of Amendment No. 1 has been revised to add additional risk factor language addressing Comment 1.

Directors and officers of Longview have potential conflicts of interest…, page 46

2.	Please expand your discussion to disclose the officers' and directors' aggregate average investment per share. In addition, clarify that in addition to Longview's officers and directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their Longview shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment.

Response to Comment 2:

The Company advises the Staff that pages 46 and 59 of Amendment No. 1 have been revised to add additional risk factor language addressing Comment 2.

Background of the Business Combination, page 105

3.	We note your disclosure that you made a financing and acquisition proposal for a subsidiary of a publicly traded global healthcare company. Please expand the discussion to disclose the reasons why this alternative target was not ultimately pursued. We also note your disclosure that Longview ceased contact with other business combination targets when the non-binding letter of intent with Butterfly was executed. Please disclose how many other potential target businesses Longview was in contact with at that time, what stage of negotiation they were in, why the Board decided to pursue a transaction with Butterfly over the alternatives that existed at the time and what factors the Board considered to make that decision.

Response to Comment 3:

The Company advises the Staff that it has revised page 107 of Amendment No. 1 in response to the Staff’s Comment 3.  In addition, the Company supplementally advises the Staff that, upon execution of the non-binding letter of intent with Butterfly on October 11, 2020, the Company stopped engaging in inbound conversations with investment bankers representing other prospective targets.  The Company was not, at that time, in active negotiations with any other potential target directly.  The disclosure on page 109 has been revised to reflect the nature of these discussions.

4.	Please revise to discuss the negotiations regarding the enterprise value and the other material terms from the draft letter of intent from Longview until execution of the merger agreement.

Response to Comment 4:

The Company advises the Staff that pages 108-109 of Amendment No. 1 have been amended to include an expanded discussion of the negotiations regarding the enterprise value and other material terms following Longview’s draft letter of intent.

Conditions to Closing of the Business Combination, page 120

5.	Please identify the closing conditions that are subject to waiver.

Response to Comment 5:

The Company advises the Staff that pages 121-123 of Amendment No. 1 have been revised to address the Staff’s Comment 5 and that page 59 has been amended to include additional risk factor language discussing the closing conditions that are subject to waiver.

Representations and Warranties, page 122

6.	Please expand your discussion to describe the representations and warranties. For example, what has Longview represented or warranted with respect to organization and qualification, litigation, material contracts, etc.?

Response to Comment 6:

The Company advises the Staff that the disclosure on pages 123-131 of Amendment No. 1 has been revised to address the Staff’s Comment 6.

Survival of Representations, Warranties and Covenants, page 128

7.	We note your disclosure that none of the representations and warranties contained in the Merger Agreement will survive the effective time of the Merger. Please include appropriate risk factor disclosure.

Response to Comment 7:

The Company advises the Staff that page 52 of Amendment No. 1 has been revised to include additional risk factor language in response to the Staff’s comment 7.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Pro Forma Adjustments, page 156

8.	Please revise footnote a.(3) here on page 156 as well as the narrative introduction on page 150 to more clearly discuss the terms of the Forward Purchase Agreement. Revise to provide examples of the levels of redemption which would result in full, zero, and partial execution of the Forward Purchase Agreement.

Response to Comment 8:

The Company advises the Staff that pages 158, 159 and 164-165 of Amendment No. 1 have been revised to more clearly discuss the terms of the Amended Forward Purchase Agreement, including by providing illustrative examples of the number of Forward Purchase Shares to be purchased and the purchase price of such Forward Purchase Shares based on different percentages of public shares redeemed.

Business of New Butterfly, page 173

9.	We note your disclosure that you have a strong net promoter score (NPS) of 72. Please explain what the NPS measures and how it is calculated. Please put this number into perspective for investors and discuss why you view an NPS score of 72 as a positive indicator.

Response to Comment 9:

The Company advises the Staff that page 183 of Amendment No. 1 has been revised to provide an explanation of what a “net promoter score” measures, how it is calculated and why Butterfly’s net promoter score is a positive indicator.

Industry & Market Opportunity, page 181

10.	Please revise the pie chart and legend on page 182 to better identify the colors used to differentiate the unit mix.

Response to Comment 10:

The Company advises the Staff that it has revised the pie chart on page 190 of Amendment No. 1.

Butterfly iQ, iQ+ and Related Technology, page 192

11.	Please revise to disclose the material foreign jurisdictions where Butterfly has patents and pending patent applications.

Response to Comment 11:

The Company advises the Staff that pages 87, 200 and 201 of Amendment No. 1 have been revised to disclose the material foreign jurisdictions where Butterfly has patents and pending patent applications.

Exclusive (Equity) Agreement with Leland Stanford Junior University, page 193

12.	Please revise to disclose the royalty term or how it is determined and when the last licensed patent is currently expected to expire.

Response to Comment 12:

The Company advises the Staff that page 201 of Amendment No. 1 has been revised to include additional disclosure in response to the Staff’s comment 12.

COVID-19, page 211

13.	Your disclosure provides various examples of the impact of the pandemic on your results of operations. To the extent possible, revise this section and/or your comparative results of operations sections to provide quantification of the impact of the pandemic on your revenues and expenses for the periods presented.

Response to Comment 13:

The Company advises the Staff that Butterfly is unable to quantify the precise impact that the COVID-19 pandemic has had on its revenues. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 219 and 220 of Amendment No. 1 to clarify the uncertainties regarding the impact of the pandemic, if any, on Butterfly’s revenues.

Description of Certain Components of Financial Data

Research and development (R&D), page 215

14.	You disclose on page F-45 that your R&D activities related to both developing new products and improving existing products. Revise to separately quantify your R&D expense between development of new product candidates versus improvement of existing candidates. For the amounts related to the development of new product candidates, revise to provide a breakdown for each of the significant new product candidates. If you do not track R&D expense by product candidate, disclose that fact and consider providing a breakdown of your R&D expense by expense type.

Response to Comment 14:

The Company advises the Staff that, as noted on page 223 of Amendment No. 1, Butterfly is unable to quantify the precise division of its research and development expenses between new and existing products and services. However, in response to the Staff’s comment, the Company has revised the disclosure on page 226 of Amendment No. 1 under the section titled “Results of Operations” to include a breakdown of Butterfly’s research and development spending by expense type.

Results of Operations, page 216

15.	We note the variances in Butterfly’s loss from operations and net losses. Under separate captions, please expand your disclosure to explain to investors the reasons for the variances in the loss from operations and net losses for each period presented. Also disclose any known material trends affecting those line items for the periods presented.

Response to Comment 15:

The Company advises the Staff that pages 227-230 of Amendment No. 1 have been revised to include additional disclosure in response to the Staff’s comment 15.

Certain Relationships and Related Party Transactions, page 272

16.	Please file the ARTSA and TSEA as exhibits or tell us why you believe they are not required to be filed.

Response to Comment 16:

The Company acknowledges the Staff’s comment and advises the Staff that it has filed the Technology and Services Exchange Agreement as an exhibit to Amendment No. 1.

The Company further advises the Staff that the Amended and Restated Technology Services Agreement (the “ARTSA”) is not required to be filed as an exhibit to the Registration Statement under Item 601 of Regulation S-K. With respect to the ARTSA, Butterfly entered into the original agreement in 2014, which was amended and restated in November 2020. As disclosed in the Registration Statement, pursuant to the First Addendum to the ARTSA, Butterfly agreed to terminate its participation under the ARTSA no later than immediately prior to the effective time of the merger. The ARTSA was made in the ordinary business of Butterfly, as early-stage companies, such as Butterfly, often enter into agreements in the ordinary course to outsource certain administrative support services. In addition, the technology licensed under the ARTSA from other participant companies was non-material, non-core technology. Furthermore, while Butterfly is currently a party to the ARTSA, the Company will not be a party to the agreement and will not succeed as a party by assumption or assignment since Butterfly’s participation under the ARTSA will be terminated no later than immediately prior to the effective time of the merger. For the foregoing reasons, the ARTSA was made in the ordinary course of business, is not material to the Company, and the Company will not be party to the ARTSA at the effective time of the merger and thus the Company does not believe that the ARTSA is a material contract required to be filed as an exhibit to the Registration Statement.

Policies and Procedures for Related Party Transactions, page 276

17.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation SK.

Response to Comment 17:

The Company advises the Staff that page 288 of Amendment No. 1 has been revised to include additional disclosure in response to the Staff’s comment 17.

General

18.	Please revise the section titled Market and Industry Data to clearly state that you are liable for the information included in your registration statement. Please also remove the statements that "Butterfly cannot assure you of the accuracy and completeness of such information" and "you should be aware that any such market, industry and other similar data may not be reliable."

Response to Comment 18:

The Company advises the Staff that the section titled “Market and Industry Data” of Amendment No. 1 has been revised in response to the Staff’s comment 18.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-8857 or Carl Marcellino at (212) 841-0623, each of Ropes & Gray LLP.

Very truly yours,

/s/ Rachel D. Phillips
Rachel D. Phillips

cc:	John Rodin, Longview Acquisition Corp.
Carl P. Marcellino, Ropes & Gray LLP